UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 10)

MERISEL, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

589849108

(CUSIP Number)

ALEXIS P. MICHAS, MANAGING PARTNER
STONINGTON PARTNERS, INC.
600 MADISON AVENUE, 16TH FLOOR
NEW YORK, NY 10022
(212) 339-8585

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 21, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 589849108	Page 2 of 9 Pages

1		NAME OF REPORTING PERSON Phoenix Acquisition Company II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) OO

Page 2 of 9 Pages

SCHEDULE 13D/A

CUSIP No. 589849108	Page 3 of 9 Pages

1		NAME OF REPORTING PERSON Stonington Capital Appreciation 1994 Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 9 Pages

SCHEDULE 13D/A

CUSIP No. 589849108	Page 4 of 9 Pages

1		NAME OF REPORTING PERSON Stonington Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) PN

Page 4 of 9 Pages

SCHEDULE 13D/A

CUSIP No. 589849108	Page 5 of 9 Pages

1		NAME OF REPORTING PERSON Stonington Partners, Inc. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) CO

Page 5 of 9 Pages

SCHEDULE 13D/A

CUSIP No. 589849108	Page 6 of 9 Pages

1		NAME OF REPORTING PERSON Stonington Partners, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) CO

Page 6 of 9 Pages

Item 1.	Security and Issuer.

This Amendment No. 10 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on September 29, 1997, as amended by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on October 10, 1997, by Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on December 23, 1997, by Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on February 2, 1998, by Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on May 18, 2000, by Amendment No. 5 to Schedule 13D filed with the Securities and Exchange Commission on April 7, 2008, by Amendment No. 6 to Schedule 13D filed with the Securities and Exchange Commission on December 16, 2010, by Amendment No. 7 to Schedule 13D filed with the Securities and Exchange Commission on January 19, 2011, by Amendment No. 8 to Schedule 13D filed with the Securities and Exchange Commission on February 7, 2011 and by Amendment No. 9 to Schedule 13D filed with the Securities and Exchange Commission on February 22, 2011, by Phoenix Acquisition Company II, L.L.C. (“Phoenix”), Stonington Capital Appreciation 1994 Fund, L.P. (the “Fund”), Stonington Partners, L.P. (“Stonington L.P.”), Stonington Partners, Inc. II (“Stonington II”) and Stonington Partners, Inc. (“Stonington”, and together with Phoenix, the Fund, Stonington L.P. and Stonington II, the “Reporting Persons”). This Amendment No. 10 is filed with respect to the shares of common stock, par value $0.01 per share (the “Common Shares”), of Merisel, Inc., a Delaware corporation (the “Issuer”) with principal executive offices at 127 West 30th Street, 5th Floor, New York, NY 10001.

Item 2.	Identity and Background.

This Amendment No. 10 amends and substitutes in its entirety Item 2 to state as follows:

This Statement is being filed by and on behalf of the Reporting Persons.  Phoenix is a Delaware limited liability company.  Each of the Fund and Stonington L.P. is a Delaware limited partnership.  Each of Stonington II and Stonington is a Delaware corporation.  The principal business of Phoenix is to invest in the capital stock of the Issuer.  The principal business of the Fund is investing in securities.  The principal business of Stonington L.P. is being the general partner of the Fund.  The principal business of Stonington II is being the general partner of Stonington L.P.  The principal business of Stonington is being the management company of the Fund.

The directors and officers of Stonington and Stonington II are: Alexis P. Michas, Director and Managing Partner, James J. Burke, Jr., Director and Partner, Bradley J. Hoecker, Director and Partner and John A. Bartholdson, Director and Partner.  The principal occupation of each of the directors and officers of Stonington and Stonington II is management of the Fund.

During the last five years, none of the Reporting Persons or the individuals listed in Item 2 has (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The business address of each of the Reporting Persons and the individuals listed in this Item 2 is 600 Madison Avenue, 16th Floor, New York, NY 10022.

The citizenship of each of the individuals listed in this Item 2 is of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is inapplicable to this Amendment No. 10.

Item 4.	Purpose of Transaction.

This Amendment No. 10 amends and substitutes in its entirety Item 4 to state as follows:

Page 7 of 9 Pages

On March 21, 2011, Phoenix sold and transferred, and Saints purchased and accepted, all of the Common Shares and the Issuer’s Series A Preferred Stock (the “Preferred Stock”) held by the Reporting Persons (the “Transaction”), which together constituted all of the Issuer’s securities owned as of that date by the Reporting Persons.  The Transaction was completed (the “Closing”) pursuant to the terms of the Stock Purchase Agreement entered into on February 18, 2011, by and between Phoenix and Saints Capital VI, L.P. (“Saints”), as described in Phoenix’s Amendment No. 9 to Schedule 13D, filed on February 22, 2011.

The Closing resulted in the (i) disposition by the Reporting Persons of their ownership of, and all voting and investment power in respect of, the Common Shares and the Preferred Stock and (ii) acquisition by Saints of ownership of, and all voting and investment power in respect of, the Common Shares and the Preferred Stock.  As a result of the Closing and as of the date thereof, Phoenix beneficially owns no issued and outstanding Preferred Stock and no issued and outstanding Common Shares.

In connection with the Closing, Bradley Hoecker and Albert J. Fitzgibbons III resigned from their positions on the Issuer’s board of directors as well as from any and all related committee and advisory roles they held at the Issuer.  Also in connection with the Closing, Phoenix and Saints executed an assignment and assumption agreement, dated as of March 21, 2011 (the “Assignment Agreement”), pursuant to which Phoenix transferred and assigned, and Saints accepted and assumed, all of Phoenix’s rights and obligations, respectively, under that certain Registration Rights Agreement, dated February 4, 2011, by and between the Issuer and Phoenix (the “Registration Rights Agreement”).

The foregoing summary of the Assignment Agreement is qualified in its entirety by reference to the full text of the Assignment Agreement (which includes a copy of the Registration Rights Agreement), a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference.

Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change at any time their intention with respect to any or all of the Common Shares and the Preferred Stock.

The Reporting Persons have no current plan or proposal that relates to, or would result in, any of the actions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D, other than as set forth herein.

Item 5.	Interest in Securities of the Issuer.

This Amendment No. 10 amends and substitutes in its entirety Item 5 to state as follows:

As of March 21, 2011, Phoenix does not own any Common Shares of the Issuer.

None of: the Fund, as the sole member of Phoenix; Stonington L.P., as the general partner of the Fund; Stonington II, as the general partner of Stonington L.P.; and Stonington, as the management company of the Fund, owns any shares of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

This Amendment No. 10 amends and substitutes in its entirety Item 6 as follows:

The information set forth under Item 4 of this Amendment No. 10 is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

The following Exhibits are incorporated herein by reference or filed herewith:

Exhibit 1: Assignment and Assumption Agreement, dated as of March 21, 2011, by and between Phoenix Acquisition Company II, L.L.C., and Saints Capital VI, L.P.

Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 22, 2011

PHOENIX ACQUISITION COMPANY II, L.L.C.
By:	Stonington Capital Appreciation 1994 Fund, L.P., its sole member
By:	Stonington Partners, L.P., its general partner
By:	Stonington Partners, Inc. II, its general partner

By:	/s/ Bradley Hoecker
Name:	Bradley Hoecker
Title:	Director and Partner

STONINGTON CAPITAL APPRECIATION 1994 FUND, L.P.
By:	Stonington Partners, L.P., its general partner
By:	Stonington Partners, Inc. II, its general partner

By:	/s/ Bradley Hoecker
Name:	Bradley Hoecker
Title:	Director and Partner

STONINGTON PARTNERS, L.P.
By:	Stonington Partners, Inc. II, its general partner

By:	/s/ Bradley Hoecker
Name:	Bradley Hoecker
Title:	Director and Partner

STONINGTON PARTNERS, INC. II

By:	/s/ Bradley Hoecker
Name:	Bradley Hoecker
Title:	Director and Partner

STONINGTON PARTNERS, INC.

By:	/s/ Bradley Hoecker
Name:	Bradley Hoecker
Title:	Director and Partner

Page 9 of 9 Pages